

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

Via Email
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **AOL Inc.**
> **Definitive Additional Soliciting Materials filed on Schedule 14A**
> **Filed June 5, 2012 by Starboard Value and Opportunity Master Fund Ltd,**
> **Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard**
> **Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP**
> **LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Ronald S. Epstein,**
> **Steven B. Fink, Dennis A. Miller, and James A. Warner**
> **File No. 001-34419**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments.

General

1.   Please provide appropriate context regarding the recommendations by the independent proxy advisory firms in future flings. For example, the heading that states that "Glass Lewis & Co. Affirms the Need for Change on [the] AOL Board and Recommends Shareholders Vote on Starboard's GOLD Proxy Card" does not clearly reflect the recommendation of Glass Lewis that it endorsed only one of Starboard's three director nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3757.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions